Sun Life Assurance Company of Canada (U.S.) Letterhead

December 18, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sun Life of Canada (U.S.) Variable Account F (File No. 333-83516) and
Sun Life (N.Y.) Variable Account C (File Nos. 333-107983)
(collectively, “Registrants”)

Commissioners:

      Conveyed herewith for filing pursuant to the Securities Act of 1933 (the “Act”) and the Investment Company Act of 1940 is Post-Effective Amendment No. 37 to Sun Life of Canada (U.S.) Variable Account F (File No. 333-83516) and Post-Effective Amendment No. 22 to Sun Life (N.Y.) Variable Account C (File No. 333-107983) (the “Amendment”).  The purpose of the Amendment is to respond to comments made by the SEC staff on Post-Effective Amendment No.36 to File No. 333-83516 and Post-Effective Amendment No. 21 to File No. 333-107983, both filed with the Securities and Exchange Commission on October 22, 2009.

      The staff’s oral comments of December 1, 2009, are listed below.  Following each comment is our response to that comment.

1.  Under OPTIONAL LIVING BENEFIT: INCOME ON DEMAND III ESCALATOR, Please explain how Registrants can deny a surviving spouse the ability to continue IOD III E, even though Registrant did not reserve the right to do so in the prospectus.

Response:  Each Registrant has removed the second sentence under this heading, thus allowing the surviving spouse to continue to participate in IOD III E.

2.  Under CONVERSION FROM 6% TO 7% SIR BONUS, please specify situations in which converting to SIR with a 7% bonus would be less advantageous than remaining in SIR with a 6% bonus.

Response: The Registrant have researched and performed multiple calculations comparing SIR with a 6% bonus and SIR with a 7% bonus.  It has been determined that Early and Excess Withdrawals do not result in the benefit under SIR with a 7% bonus ever being lower than the benefit under SIR with a 6%.  Each Registrant has rewritten the fourth paragraph under this heading as follows:

Converting to SIR with a 7% bonus would be disadvantageous if you want a large and more diverse selection investment options because your choices of Designated Funds are limited under SIR with a 7% bonus.

3.  Under CHANGES TO AVAILABLE INVESTMENT OPTIONS, affirmatively state that the second list of Designated Funds applies to contract owners who are participating in SIR with a 6% bonus and have not converted to SIR with a 7% bonus.

Response:  Each Registrant has revised the introduction to the second list as follows:

For all other Contracts participating in a living benefit, including SIR with a 6% bonus, the only Funds, dollar-cost averaging programs, and asset allocation models that are deemed to be Designated Funds are:
*     *     *     *     *     *

Representations

Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York (the “Depositors”) and their principal underwriter are aware of their obligations under the 1933 Act.  Specifically, the Depositor acknowledges and represents that

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositors or the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing;

●
should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to any aspect of the filing, including the request for acceleration cited above; and

●
neither the Depositors nor  the Registrants may assert this action to accelerate as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Depositors acknowledge and represent that

●
the Depositors and the Registrants are fully responsible for the adequacy and accuracy of the disclosure in the filings, regardless of any comments made by the Staff of the Commission with respect to the disclosure or any changes in the disclosure in response to the Staff’s comments;

●
any comments made by the Staff of the Commission with respect to the disclosure in the filing, or any changes in the disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to any aspect of the filing; and

●
neither the Depositors nor the Registrants may assert, as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, any comments made by the Staff of the Commission with respect to the disclosure in the filing or any changes in the disclosure in response to the Staff’s comments.

Please direct all questions and comments to the undersigned at (781) 263-6402 or to Thomas C. Lauerman, Esquire, of Jorden Burt LLP at (202) 965-8156.

Respectfully yours,

/s/ Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President & Senior Counsel

cc:	Thomas C. Lauerman, Esquire
Rebecca A. Marquigny, Esquire

SUPPLEMENT DATED DECEMBER 31, 2009

TO PROSPECTUSES DATED AUGUST 17, 2009
FOR SUN LIFE FINANCIAL MASTERS ACCESS, SUN LIFE FINANCIAL MASTERS EXTRA,
SUN LIFE FINANCIAL MASTERS CHOICE, AND SUN LIFE FINANCIAL MASTERS FLEX

ISSUED BY SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

This supplement describes changes to certain Contracts available under the above-captioned Prospectuses.

Effective February 8, 2010, changes will be made to the living benefits and the investment options available under the Contracts. As described in more detail below, certain of those changes will be available only on Contracts purchased on or after the “Date of Availability.” For purposes of this supplement, the “Date of Availability” is the later of February 8, 2010, or the date on which the changes described below are first available for sale through your sales representative and in your state.

All capitalized terms used in this Supplement have the same meaning as defined in the Prospectuses.

OPTIONAL LIVING BENEFIT: INCOME ON DEMAND III ESCALATOR

The Income ON Demand III Escalator (“IOD III Escalator”) living benefit will not be available on Contracts purchased on or after February 8, 2010.

OPTIONAL LIVING BENEFIT: SUN INCOME RISER

For Contracts purchased on or after the Date of Availability, the following changes will apply to the Sun Income Riser (“SIR”) living benefit.

●	The percentage amount used to increase the Withdrawal Benefit Base during the SIR Bonus Period, as described under “How SIR Works,” will be increased from 6% to 7%.

●
The step-up of the Withdrawal Benefit Base and the SIR Bonus Base, as described under “Step-Up under SIR,” will be calculated using the 7% bonus, discussed above, to determine whether the current Withdrawal Benefit Base plus the bonus exceeds the Account Value.

The above changes may not be available in all states on February 8, 2010. In those states, SIR with a 6% bonus will continue to be available until SIR with a 7% bonus is approved.

Contracts purchased after December 31, 2009 with SIR may be eligible, commencing on the Date of Availability, to convert from the 6% to the 7% bonus, as discussed more fully below under “CONVERSION FROM 6% TO 7% SIR BONUS.”

The above changes are illustrated by replacing the four examples included under “OPTIONAL LIVING BENEFIT: SUN INCOME RISER as shown below.

1. The example under “How SIR Works” is replaced with:

Assume that you purchased a Contract with an initial Purchase Payment of $100,000 on the Date of Availability. Assume also that you are age 65 when your Contract is issued and that you elected to participate in SIR with single-life coverage. (If you selected joint-life coverage the numbers shown in the example could be different.) Your Withdrawal Benefit Base and your SIR Bonus Base are each set equal to your initial Purchase Payment on your Issue Date. Because you reached age 59 prior to your Issue Date, your SIR Coverage Date is your Issue Date. You can begin at any time to withdraw up to your Annual Withdrawal Amount each Account Year without reducing your Withdrawal Benefit Base. During the SIR Bonus Period, your Withdrawal Benefit Base will increase by 7% of your SIR Bonus Base each Account Year in which you do not take a withdrawal. By deferring your withdrawals during a SIR Bonus Period you will increase your Withdrawal Benefit Base, which in turn may maximize your Annual Withdrawal Amount. After the SIR Bonus period is over, you will no longer be eligible for the 7% bonus each year and it may be in your interest to take the full Annual Withdrawal Amount each year. However, any withdrawal will reduce your Account Value as well as your chances of a higher Annual Withdrawal Amount through step-up. When to take withdrawals will depend upon your own situation. You should discuss your living benefit options with your financial advisor. (For convenience, assume that the investment performance on your underlying investments remains neutral throughout the life of your Contract, except for Account Year 2.)

Assume that, because of good investment performance of the Designated Funds during Account Year 2, your Account Value has grown to $125,000 by the beginning of Account Year 3. Your Contract is, therefore, eligible for an automatic step-up of its Withdrawal Benefit Base and SIR Bonus Base. Assume that we have not increased the percentage used to calculate the SIR Fee on newly issued Contracts; therefore we will step up your Withdrawal Benefit Base and your SIR Bonus Base to $125,000. Your new Annual Withdrawal Amount will be 5% of your new Withdrawal Benefit Base, or $6,250. Going forward, your new SIR Bonus Base will be $125,000, unless increased by another step-up or reduced by an Excess Withdrawal, and your SIR Bonus Period will now end on your 12th Account Anniversary (i.e., ten years after the step-up). All values shown are as of the beginning of the Account Year.

Account Year	Account Value	Withdrawal Benefit Base	SIR Bonus Base	Annual Withdrawal Amount	Withdrawals

1	$100,000	$100,000	$100,000	$5,000	$0
2	$100,000	$107,000	$100,000	$5,350	$0
3	$125,000	$125,000	$125,000	$6,250	$0

Assume you take your first withdrawal when you are age 71 in Account Year 7. Using the above chart, we set your Lifetime Withdrawal Percentage at 5%. Your Annual Withdrawal Amount will be equal to 5% of your Withdrawal Benefit Base. You can begin withdrawing up to $8,000 each Account Year without reducing your Withdrawal Benefit Base, as shown in the following table:

4	$125,000	$133,750	$125,000	$6,688	$0
5	$125,000	$142,500	$125,000	$7,125	$0
6	$125,000	$151,250	$125,000	$7,563	$0
7	$125,000	$160,000	$125,000	$8,000	$8,000
8	$117,000	$160,000	$125,000	$8,000	$8,000

Assume in Account Year 9, you defer taking a withdrawal. Your Withdrawal Benefit Base will increase by $8,750 which is 7% of your SIR Bonus Base ($125,000). Your new Annual Withdrawal Amount will be set equal to $8,438, which is 5% of your new Withdrawal Benefit Base ($168,750), as shown below:

9	$109,000	$160,000	$125,000	$8,000	$0
10	$109,000	$168,750	$125,000	$8,438	$8,438

Assume that in Account Year 14, you again decide to defer taking a withdrawal. Your Withdrawal Benefit Base will not be increased because you are no longer in the SIR Bonus Period, as your SIR Bonus Period ends 10 years after the previous step-up.

11	$100,562	$168,750	$125,000	$8,438	$8,438
12	$ 92,124	$168,750	$125,000	$8,438	$8,438
13	$ 83,686	$168,750	$125,000	$8,438	$8,438
14	$ 75,248	$168,750	$125,000	$8,438	$0
15	$ 75,248	$168,750	$125,000	$8,438	$8,438

2. The example under “Excess Withdrawals” under “Withdrawals Under SIR” is replaced with:

Using the facts of the above example, assume that in Account Year 7, you take two withdrawals: a $4,000 withdrawal followed by a $6,000 withdrawal. Your first withdrawal reduces your Account Value to $121,000 but does not affect your SIR Bonus Base or Withdrawal Benefit Base because it is not in excess of your Annual Withdrawal Amount. Your second withdrawal (when combined with the first) is in excess of your $8,000 Annual Withdrawal Amount. After your second withdrawal, your SIR Bonus Base and your Withdrawal Benefit Base will be reduced as follows:

Your new SIR Bonus Base	=	$125,000	x	$121,000 – $6,000
				$121,000 – ($8,000 – $4,000)

	=	$125,000	x	$115,000
				$117,000

	=	$125,000	x	0.982906

	=	$122,863

Your new Withdrawal Benefit Base	=	$160,000	x	$121,000 – $6,000
				$121,000 – ($8,000 – $4,000)

	=	$160,000	x	$115,000
				$117,000

	=	$160,000	x	0.982906

	=	$157,265

Beginning on your Account Anniversary and going forward, your new Annual Withdrawal Amount will be reduced to 5% of your new Withdrawal Benefit Base, or $7,863.

3. The example under “Early Withdrawals” under “Withdrawals Under SIR” is replaced with:

Assume that you purchase a Contract with an initial Purchase Payment of $100,000 on the Date of Availability.  Assume also that you are age 45 when your Contract is issued and that you elected to participate in SIR with single-life coverage. (If you selected joint-life coverage, the numbers shown in the example could be different.) Your Withdrawal Benefit Base and your SIR Bonus Base are each set equal to your initial Purchase Payment on your Issue Date. Your Withdrawal Benefit Base will increase by 7% of your SIR Bonus Base each year in which you do not take a withdrawal. Your SIR Coverage Date will not occur until your 15th Account Anniversary (the first Account Anniversary after you reach age 59). Any withdrawals you take prior to that time will be Early Withdrawals.

Assume that because of good investment performance of the Designated Funds during Account Year 2, your Account Value has grown to $125,000 on your second Account Anniversary. Your Contract is therefore eligible for an automatic step-up of its Withdrawal Benefit Base and SIR Bonus Base. Assume that we have not increased the percentage used to calculate the SIR Fee on newly issued Contracts; therefore, we will step-up your Withdrawal Benefit Base and your SIR Bonus Base to $125,000.

Assume that, in Account Year 7, your Account Value has grown to $130,000 and you withdraw $10,000. Because you are age 51 (and younger than age 59), this is an Early Withdrawal. All values shown are as of the beginning of the Account Year.

Account Year	Account Value	Withdrawal Benefit Base	SIR Bonus Base	Annual Withdrawal Amount		Withdrawals

1	$100,000	$100,000	$100,000	$0		$0
2	$100,000	$107,000	$100,000	$0		$0
3	$125,000	$125,000	$125,000	$0		$0
4	$125,000	$133,750	$125,000	$0		$0
5	$125,000	$142,500	$125,000	$0		$0
6	$125,000	$151,250	$125,000	$0		$0
7	$130,000	$160,000	$125,000	$0		$10,000

At this point, your SIR Bonus Base and your Withdrawal Benefit Base will be recalculated as follows:

Your new SIR Bonus Base			=	$125,000	x	$130,000 – $10,000
						$130,000

			=	$125,000	x	$120,000
						$130,000

			=	$125,000	x	0.92308

			=	$115,385

Your new Withdrawal Benefit Base			=	$160,000	x	$130,000 – $10,000
						$130,000

			=	$160,000	x	$120,000
						$130,000

			=	$160,000	x	0.92308

			=	$147,693

Your Annual Withdrawal Amount will still be $0 because you have not reached your SIR Coverage Date.

4. The example under “Step-Up Under SIR” is replaced with:

Assume that you purchased a Contract with an initial Purchase Payment of $100,000 on the Date of Availability.  Assume also that you are age 65 when your Contract is issued and that you elected to participate in SIR with single-life coverage. (If you selected joint-life coverage the numbers shown in the example could be different.) Assume that no withdrawals are taken and, therefore, your Withdrawal Benefit Base will increase annually by 7%  of your SIR Bonus Base during your SIR Bonus Period. Assume further that no additional Purchase Payments are made, and, because of good investment performance of the Designated Funds during Account Year 2, your Account Value has grown to $125,000 by the beginning of Account Year 3. Your Contract is, therefore, eligible for an automatic step-up of its Withdrawal Benefit Base and SIR Bonus Base. Assume that we have not increased the percentage used to calculate the SIR Fee on newly issued Contracts; therefore we will step up your Withdrawal Benefit Base and your SIR Bonus Base to $125,000. Your new Annual Withdrawal Amount will be 5% of your new Withdrawal Benefit Base, or $6,250. All values shown are as of the beginning of the Account Year.

Account Year	Account Value	Withdrawal Benefit Base	SIR Bonus Base	Annual Withdrawal Amount	Withdrawals

1	$100,000	$100,000	$100,000	$5,000	0
2	$100,000	$107,000	$100,000	$5,350	0
3	$125,000	$125,000	$125,000	$6,250	0
4	$125,000	$133,750	$125,000	$6,688	0
5	$125,000	$142,500	$125,000	$7,125	0
6	$125,000	$151,250	$125,000	$7,563	0
7	$125,000	$160,000	$125,000	$8,000	0

Going forward, your new SIR Bonus Base will be $125,000, unless increased by another step-up or reduced by an Excess Withdrawal, and your SIR Bonus Period will now end on your 12th Account Anniversary (i.e., ten years after the step-up).

The prior example assumes that you are age 65 at issue, so that your Lifetime Withdrawal Percentage is 5%. Assume instead you are age 79 at issue and have attained age 80 on your first Account Anniversary. When your Withdrawal Benefit Base steps-up to $125,000, your new Lifetime Withdrawal Percentage is 6% since you had attained age 80 by your first Account Anniversary. Your Annual Withdrawal Amount is now $7,500.

CONVERSION FROM 6% TO 7% SIR BONUS

If you purchased SIR with a 6% bonus after December 31, 2009, and prior to the Date of Availability, you will have the opportunity to convert to SIR with a 7% bonus, provided that:

●	You have taken no withdrawals from your Contract. Therefore, if you wish to take advantage of the opportunity to convert, you should avoid any withdrawals until after the conversion occurs.

●	At the time of conversion, all of your Account Value is allocated only to one or more of the following Designated Funds:
●	PIMCO Global Multi-Asset Portfolio - Advisor Class,
●	SC Ibbotson Balanced Fund - S Class, or
●	SC Ibbotson Moderate Fund - S Class.

After you convert to SIR with a 7% bonus, your Account Value, at all times, must be allocated only to the Build Your Portfolio model or other Designated Funds that we make available to SIR with a 7% bonus. (See “CHANGES TO AVAILABLE INVESTMENT OPTIONS,” below.)

Converting to SIR with a 7% bonus may be appropriate if you are an investor who:

●	would like a more conservative selection of investment options,
●	is not planning to take withdrawals right away, and
●	would benefit from a higher bonus.

Converting to SIR with a 7% bonus would be disadvantageous if you want a larger and more diverse selection investment options because your choices of Designated Funds are limited under SIR with a 7% bonus.:

Please contact your financial advisor for additional information, including information about how to elect a conversion.  We must receive any such written election in good order no later than 60 days after the Date of Availability.

CHANGES TO AVAILABLE INVESTMENT OPTIONS

Effective February 8, 2010, the following changes will be made to the investment options available under the above-captioned Prospectuses.

1. The following new Fund will be added to the list of the available investment options appearing on the cover page of each Prospectus and under “VARIABLE ACCOUNT OPTIONS: THE FUNDS”:

Asset Allocation Funds
MFS® Global Total Return Portfolio – S Class

2. The list of Designated Funds will be changed as follows:

For Contracts participating in SIR with a 7% bonus, the only Funds, dollar-cost averaging programs, and asset allocation models that are deemed to be Designated Funds are:

Asset Allocation Models	Funds
Build Your Portfolio	MFS® Global Total Return Portfolio - S Class
PIMCO Global Multi-Asset Portfolio - Advisor Class
Dollar-Cost Averaging Program Options	SC Ibbotson Balanced Fund - S Class
6-Month DCA Guarantee Option	SC Ibbotson Moderate Fund - S Class
12-Month DCA Guarantee Option

For all other Contracts participating in a living benefit, including SIR with a 6% bonus, the only Funds, dollar-cost averaging programs, and asset allocation models that are deemed to be Designated Funds are:

Asset Allocation Models	Funds (continued)
90/10 Masters Model1, 2	Fidelity® Variable Insurance Products Fund Freedom 2015 Portfolio -
80/20 Masters Model2,3	Service Class 2
Build Your Portfolio	Fidelity® Variable Insurance Products Fund Freedom 2020 Portfolio -
Service Class 2
Dollar-Cost Averaging Program Options	Fidelity® Variable Insurance Products Fund Balanced Portfolio -
6-Month DCA Guarantee Option	Service Class 2
12-Month DCA Guarantee Option	MFS® Total Return Portfolio - S Class
PIMCO Global Multi-Asset Portfolio - Advisor Class2
Funds	AllianceBernstein Balanced Wealth Strategy Fund - Class B2
SC Ibbotson Growth Fund - S Class2	Universal Institutional Funds Inc. - Equity and Income
SC Ibbotson Balanced Fund - S Class2	Portfolio - Class II2
SC Ibbotson Moderate Fund - S Class2	BlackRock Global Allocation V.I. - Class 32
Huntington VA Balanced Fund4	MFS® Global Total Return Portfolio - S Class
1 Not available to Contracts purchased on or after February 17, 2009.
2 Not available for investment if you purchased your Contract through a Bank of America representative between April 25, 2005 and April 20, 2007.
3 Not available for investment to Contracts purchased on or after August 17, 2009.
4 Only available for investment to Contracts purchased through a Huntington Bank representative.

3.  The following is the Build Your Portfolio model that is available for Contracts participating in SIR with a 7% bonus:

Fixed Income Funds	Select Managed Funds	Asset Allocation Funds	Core Equity Funds	Growth Equity Funds	Specialty Funds
30% to 50%	40% to 60%	10% to 30%	0% to 20%	0% to 20%	0% to 10%
Sun Capital Investment Grade Bond Fund®	PIMCO Global Multi-Asset Portfolio	AllianceBernstein Balanced Wealth Strategy Portfolio	Lord Abbett Series Fund All Value Portfolio	Franklin Small Cap Value Securities Fund	Franklin Strategic Income Securities Fund
MFS® Government Securities Portfolio	MFS® Global Total Return Portfolio	Fidelity® Variable Insurance Products Balanced Portfolio	MFS® Value Portfolio	SCSM Oppenheimer Main Street Small Cap Fund	PIMCO Emerging Markets Bond Portfolio
MFS® Bond Portfolio	SCSM Ibbotson Moderate Fund	Franklin Income Securities Fund	Van Kampen Life Investment Trust Comstock Portfolio	Oppenheimer Capital Appreciation Fund/VA	Sun Capital Global Real Estate Fund
Huntington VA Mortgage Securities Fund1	SCSM Ibbotson Balanced Fund	MFS® Total Return Portfolio	Mutual Shares Securities Fund	Lord Abbett Series Fund Growth Opportunities Portfolio	PIMCO CommodityRealReturnTM Strategy Portfolio
Sun Capital Money Market Fund®		Universal Institutional Funds Inc. - Equity and Income Portfolio	MFS® Utilities Portfolio	MFS® International Value Portfolio	MFS® Emerging Markets Equity Portfolio
SCSM Goldman Sachs Short Duration Fund		Fidelity® Variable Insurance Products Fund Freedom 2015 Portfolio	MFS® Core Equity Portfolio	MFS® Research International Portfolio	SCSM PIMCO High Yield Fund
SCSM PIMCO Total Return Fund		Fidelity® Variable Insurance Products Fund Freedom 2020 Portfolio	SCSM Davis Venture Value Fund	Templeton Growth Securities Fund	Lazard Retirement Emerging Markets Equity Portfolio
SCSM BlackRock Inflation Protected Bond Fund		SCSM Ibbotson Growth Fund	Huntington VA Dividend Capture Fund1	First Eagle Overseas Variable Fund	Huntington VA Rotating Markets Fund1
		BlackRock Global Allocation V.I. Fund	Huntington VA Income Equity Fund1	Oppenheimer Global Securities Fund/VA	Huntington VA Real Strategies Fund1
		Huntington VA Balanced Fund1	SCSM Lord Abbett Growth & Income Fund	Columbia Marsico International Opportunities Fund, Variable Series
			SCSM Goldman Sachs Mid Cap Value Fund	Fidelity® Variable Insurance Products Fund Mid Cap Portfolio
			SCSM Oppenheimer Large Cap Core Fund	MFS® International Growth Portfolio
SCSM WMC Large Cap Growth Fund
Columbia Marsico Growth Fund, Variable Series
Columbia Marsico 21st Century Fund, Variable Series
Huntington VA Growth Fund1
Huntington VA Marco 100 Fund1
Huntington VA Mid Corp America Fund1
Huntington VA New Economy Fund1
Huntington VA International Equity Fund1
Huntington VA Situs Fund5
SCSM WMC Blue Chip Mid Cap Fund
Universal Institutional Funds Inc. - Mid Cap Growth Portfolio
Universal Institutional Funds Inc. - Mid Cap Value Portfolio
AllianceBernstein International Growth Portfolio
Fidelity® Variable Insurance Products Fund Contrafund® Portfolio
SCSM AllianceBernstein International Value Fund
SCSM Dreman Small Cap Value Fund
SCSM AIM Small Cap Growth Fund

1 Only available if you purchased your Contract through a Huntington Bank representative.

Other Build Your Portfolio models are available for Contracts participating in a living benefit other than SIR with a 7% bonus.  Consult your Prospectus (particularly in the Prospectus Appendix entitled “Build Your Portfolio”) for the model that applies to your Contract.

SUPPLEMENT DATED DECEMBER 31, 2009

TO PROSPECTUSES DATED AUGUST 17, 2009
FOR SUN LIFE FINANCIAL MASTERS ACCESS NY, SUN LIFE FINANCIAL MASTERS EXTRA NY,
SUN LIFE FINANCIAL MASTERS CHOICE NY, AND SUN LIFE FINANCIAL MASTERS FLEX NY

ISSUED BY SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
SUN LIFE (N.Y.) VARIABLE ACCOUNT C

This supplement describes changes to certain Contracts available under the above-captioned Prospectuses.

Effective February 8, 2010, changes will be made to the living benefits and the investment options available under the Contracts. As described in more detail below, certain of those changes will be available only on Contracts purchased on or after the “Date of Availability.” For purposes of this supplement, the “Date of Availability” is the later of February 8, 2010, or the date on which the changes described below are first available for sale through your sales representative and in New York.

All capitalized terms used in this Supplement have the same meaning as defined in the Prospectuses.

OPTIONAL LIVING BENEFIT: INCOME ON DEMAND III ESCALATOR

The Income ON Demand III Escalator (“IOD III Escalator”) living benefit will not be available on Contracts purchased on or after February 8, 2010.

OPTIONAL LIVING BENEFIT: SUN INCOME RISER

For Contracts purchased on or after the Date of Availability, the following changes will apply to the Sun Income Riser (“SIR”) living benefit.

●	The percentage amount used to increase the Withdrawal Benefit Base during the SIR Bonus Period, as described under “How SIR Works,” will be increased from 6% to 7%.

●
The step-up of the Withdrawal Benefit Base and the SIR Bonus Base, as described under “Step-Up under SIR,” will be calculated using the 7% bonus, discussed above, to determine whether the current Withdrawal Benefit Base plus the bonus exceeds the Account Value.

If the above changes are not available in New York on February 8, 2010, SIR with a 6% bonus will continue to be available until SIR with a 7% bonus is approved.

Contracts purchased after December 31, 2009 with SIR may be eligible, commencing on the Date of Availability, to convert from the 6% to the 7% bonus, as discussed more fully below under “CONVERSION FROM 6% TO 7% SIR BONUS.”

The above changes are illustrated by replacing the four examples included under “OPTIONAL LIVING BENEFIT: SUN INCOME RISER as shown below.

1. The example under “How SIR Works” is replaced with:

Assume that you purchased a Contract with an initial Purchase Payment of $100,000 on the Date of Availability. Assume also that you are age 65 when your Contract is issued and that you elected to participate in SIR. Your Withdrawal Benefit Base and your SIR Bonus Base are each set equal to your initial Purchase Payment on your Issue Date. Because you reached age 59 prior to your Issue Date, your SIR Coverage Date is your Issue Date. You can begin at any time to withdraw up to your Annual Withdrawal Amount each Contract Year without reducing your Withdrawal Benefit Base. During the SIR Bonus Period, your Withdrawal Benefit Base will increase by 7% of your SIR Bonus Base each Contract Year in which you do not take a withdrawal. By deferring your withdrawals during a SIR Bonus Period you will increase your Withdrawal Benefit Base, which in turn may maximize your Annual Withdrawal Amount. After the SIR Bonus period is over, you will no longer be eligible for the 7% bonus each year and it may be in your interest to take the full Annual Withdrawal Amount each year. However, any withdrawal will reduce your Account Value as well as your chances of a higher Annual Withdrawal Amount through step-up. When to take withdrawals will depend upon your own situation. You should discuss your living benefit options with your financial advisor. (For convenience, assume that the investment performance on your underlying investments remains neutral throughout the life of your Contract, except for Contract Year 2.)

Assume that, because of good investment performance of the Designated Funds during Contract Year 2, your Account Value has grown to $125,000 by the beginning of Contract Year 3. Your Contract is, therefore, eligible for an automatic step-up of its Withdrawal Benefit Base and SIR Bonus Base. Assume that we have not increased the percentage used to calculate the SIR Fee on newly issued Contracts; therefore we will step up your Withdrawal Benefit Base and your SIR Bonus Base to $125,000. Your new Annual Withdrawal Amount will be 5% of your new Withdrawal Benefit Base, or $6,250. Going forward, your new SIR Bonus Base will be $125,000, unless increased by another step-up or reduced by an Excess Withdrawal, and your SIR Bonus Period will now end on your 12th Contract Anniversary (i.e., ten years after the step-up). All values shown are as of the beginning of the Contract Year.

Contract Year	Account Value	Withdrawal Benefit Base	SIR Bonus Base	Annual Withdrawal Amount	Withdrawals

1	$100,000	$100,000	$100,000	$5,000	$0
2	$100,000	$107,000	$100,000	$5,350	$0
3	$125,000	$125,000	$125,000	$6,250	$0

Assume you take your first withdrawal when you are age 71 in Contract Year 7. Using the above chart, we set your Lifetime Withdrawal Percentage at 5%. Your Annual Withdrawal Amount will be equal to 5% of your Withdrawal Benefit Base. You can begin withdrawing up to $8,000 each Contract Year without reducing your Withdrawal Benefit Base, as shown in the following table:

4	$125,000	$133,750	$125,000	$6,688	$0
5	$125,000	$142,500	$125,000	$7,125	$0
6	$125,000	$151,250	$125,000	$7,563	$0
7	$125,000	$160,000	$125,000	$8,000	$8,000
8	$117,000	$160,000	$125,000	$8,000	$8,000

Assume in Contract Year 9, you defer taking a withdrawal. Your Withdrawal Benefit Base will increase by $8,750 which is 7% of your SIR Bonus Base ($125,000). Your new Annual Withdrawal Amount will be set equal to $8,438, which is 5% of your new Withdrawal Benefit Base ($168,750), as shown below:

9	$109,000	$160,000	$125,000	$8,000	$0
10	$109,000	$168,750	$125,000	$8,438	$8,438

Assume that in Contract Year 14, you again decide to defer taking a withdrawal. Your Withdrawal Benefit Base will not be increased because you are no longer in the SIR Bonus Period, as your SIR Bonus Period ends 10 years after the previous step-up.

11	$100,562	$168,750	$125,000	$8,438	$8,438
12	$ 92,124	$168,750	$125,000	$8,438	$8,438
13	$ 83,686	$168,750	$125,000	$8,438	$8,438
14	$ 75,248	$168,750	$125,000	$8,438	$0
15	$ 75,248	$168,750	$125,000	$8,438	$8,438

2. The example under “Excess Withdrawals” under “Withdrawals Under SIR” is replaced with:

Using the facts of the above example, assume that in Contract Year 7, you take two withdrawals: a $4,000 withdrawal followed by a $6,000 withdrawal. Your first withdrawal reduces your Contract Value to $121,000 but does not affect your SIR Bonus Base or Withdrawal Benefit Base because it is not in excess of your Annual Withdrawal Amount. Your second withdrawal (when combined with the first) is in excess of your $8,000 Annual Withdrawal Amount. After your second withdrawal, your SIR Bonus Base and your Withdrawal Benefit Base will be reduced as follows:

Your new SIR Bonus Base	=	$125,000	x	$121,000 – $6,000
				$121,000 – ($8,000 – $4,000)

	=	$125,000	x	$115,000
				$117,000

	=	$125,000	x	0.982906

	=	$122,863

Your new Withdrawal Benefit Base	=	$160,000	x	$121,000 – $6,000
				$121,000 – ($8,000 – $4,000)

	=	$160,000	x	$115,000
				$117,000

	=	$160,000	x	0.982906

	=	$157,265

Beginning on your Contract Anniversary and going forward, your new Annual Withdrawal Amount will be reduced to 5% of your new Withdrawal Benefit Base, or $7,863.

3.  The example under “Early Withdrawals” under “Withdrawals Under SIR” is replaced with:

Assume that you purchase a Contract with an initial Purchase Payment of $100,000 on the Date of Availability.  Assume also that you are age 45 when your Contract is issued and that you elected to participate in SIR. Your Withdrawal Benefit Base and your SIR Bonus Base are each set equal to your initial Purchase Payment on your Issue Date. Your Withdrawal Benefit Base will increase by 7% of your SIR Bonus Base each year in which you do not take a withdrawal. Your SIR Coverage Date will not occur until your 15th Contract Anniversary (the first Contract Anniversary after you reach age 59). Any withdrawals you take prior to that time will be Early Withdrawals.

Assume that because of good investment performance of the Designated Funds during Contract Year 2, your Account Value has grown to $125,000 on your second Contract Anniversary. Your Contract is therefore eligible for an automatic step-up of its Withdrawal Benefit Base and SIR Bonus Base. Assume that we have not increased the percentage used to calculate the SIR Fee on newly issued Contracts; therefore, we will step-up your Withdrawal Benefit Base and your SIR Bonus Base to $125,000.

Assume that, in Contract Year 7, your Account Value has grown to $130,000 and you withdraw $10,000. Because you are age 51 (and younger than age 59), this is an Early Withdrawal. All values shown are as of the beginning of the Contract Year.

Contract Year	Account Value	Withdrawal Benefit Base	SIR Bonus Base	Annual Withdrawal Amount		Withdrawals

1	$100,000	$100,000	$100,000	$0		$0
2	$100,000	$107,000	$100,000	$0		$0
3	$125,000	$125,000	$125,000	$0		$0
4	$125,000	$133,750	$125,000	$0		$0
5	$125,000	$142,500	$125,000	$0		$0
6	$125,000	$151,250	$125,000	$0		$0
7	$130,000	$160,000	$125,000	$0		$10,000

At this point, your SIR Bonus Base and your Withdrawal Benefit Base will be recalculated as follows:

Your new SIR Bonus Base			=	$125,000	x	$130,000 – $10,000
						$130,000

			=	$125,000	x	$120,000
						$130,000

			=	$125,000	x	0.92308

			=	$115,385

Your new Withdrawal Benefit Base			=	$160,000	x	$130,000 – $10,000
						$130,000

			=	$160,000	x	$120,000
						$130,000

			=	$160,000	x	0.92308

			=	$147,693

Your Annual Withdrawal Amount will still be $0 because you have not reached your SIR Coverage Date.

4. The example under “Step-Up Under SIR” is replaced with:

Assume that you purchased a Contract with an initial Purchase Payment of $100,000 on the Date of Availability.  Assume also that you are age 65 when your Contract is issued and that you elected to participate in SIR. Assume that no withdrawals are taken and, therefore, your Withdrawal Benefit Base will increase annually by 7% of your SIR Bonus Base during your SIR Bonus Period. Assume further that no additional Purchase Payments are made, and, because of good investment performance of the Designated Funds during Contract Year 2, your Account Value has grown to $125,000 by the beginning of Contract Year 3. Your Contract is, therefore, eligible for an automatic step-up of its Withdrawal Benefit Base and SIR Bonus Base. Assume that we have not increased the percentage used to calculate the SIR Fee on newly issued Contracts; therefore we will step up your Withdrawal Benefit Base and your SIR Bonus Base to $125,000. Your new Annual Withdrawal Amount will be 5% of your new Withdrawal Benefit Base, or $6,250. All values shown are as of the beginning of the Contract Year.

Contract Year	Account Value	Withdrawal Benefit Base	SIR Bonus Base	Annual Withdrawal Amount	Withdrawals

1	$100,000	$100,000	$100,000	$5,000	0
2	$100,000	$107,000	$100,000	$5,350	0
3	$125,000	$125,000	$125,000	$6,250	0
4	$125,000	$133,750	$125,000	$6,688	0
5	$125,000	$142,500	$125,000	$7,125	0
6	$125,000	$151,250	$125,000	$7,563	0
7	$125,000	$160,000	$125,000	$8,000	0

Going forward, your new SIR Bonus Base will be $125,000, unless increased by another step-up or reduced by an Excess Withdrawal, and your SIR Bonus Period will now end on your 12th Contract Anniversary (i.e., ten years after the step-up).

The prior example assumes that you are age 65 at issue, so that your Lifetime Withdrawal Percentage is 5%. Assume instead you are age 79 at issue and have attained age 80 on your first Contract Anniversary. When your Withdrawal Benefit Base steps-up to $125,000, your new Lifetime Withdrawal Percentage is 6% since you had attained age 80 by your first Contract Anniversary. Your Annual Withdrawal Amount is now $7,500.

CONVERSION FROM 6% TO 7% SIR BONUS

If you purchased SIR with a 6% bonus after December 31, 2009, and prior to the Date of Availability, you will have the opportunity to convert to SIR with a 7% bonus, provided that:

●	You have taken no withdrawals from your Contract. Therefore, if you wish to take advantage of the opportunity to convert, you should avoid any withdrawals until after the conversion occurs.

●	At the time of conversion, all of your Account Value is allocated only to one or more of the following Designated Funds:
●	PIMCO Global Multi-Asset Portfolio - Advisor Class,
●	SCSM Ibbotson Balanced Fund - S Class, or
●	SCSM Ibbotson Moderate Fund - S Class.

After you convert to SIR with a 7% bonus, your Account Value, at all times, must be allocated only to the Build Your Portfolio model or other Designated Funds that we make available to SIR with a 7% bonus. (See “CHANGES TO AVAILABLE INVESTMENT OPTIONS,” below.)

Converting to SIR with a 7% bonus may be appropriate if you are an investor who:

●	would like a more conservative selection of investment options,
●	is not planning to take withdrawals right away, and
●	would benefit from a higher bonus.

Converting to SIR with a 7% bonus would be disadvantageous if you want a larger and more diverse selection investment options because your choices of Designated Funds are limited under SIR with a 7% bonus.

Please contact your financial advisor for additional information, including information about how to elect a conversion.  We must receive any such written election in good order no later than 60 days after the Date of Availability.

CHANGES TO AVAILABLE INVESTMENT OPTIONS

Effective February 8, 2010, the following changes will be made to the investment options available under the above-captioned Prospectuses.

1. The following new Fund will be added to the list of the available investment options appearing on the cover page of each Prospectus and under “VARIABLE ACCOUNT OPTIONS: THE FUNDS”:

Asset Allocation Funds
MFS® Global Total Return Portfolio – S Class

2. The list of Designated Funds will be changed as follows:

For Contracts participating in SIR with a 7% bonus, the only Funds, dollar-cost averaging programs, and asset allocation models that are deemed to be Designated Funds are:

Asset Allocation Models	Funds
Build Your Portfolio	MFS® Global Total Return Portfolio - S Class
PIMCO Global Multi-Asset Portfolio - Advisor Class
Dollar-Cost Averaging Program Options	SCSM Ibbotson Balanced Fund - S Class
6-Month DCA Guarantee Option	SCSM Ibbotson Moderate Fund - S Class
12-Month DCA Guarantee Option

For other all Contracts participating in a living benefit, including SIR with a 6% bonus, the only Funds, dollar-cost averaging programs, and asset allocation models that are deemed to be Designated Funds are:

Asset Allocation Models	Funds (continued)
90/10 Masters Model1, 2	Fidelity® Variable Insurance Products Fund Freedom 2015 Portfolio -
80/20 Masters Model2,3	Service Class 2
Build Your Portfolio	Fidelity® Variable Insurance Products Fund Freedom 2020 Portfolio -
Service Class 2
Dollar-Cost Averaging Program Options	Fidelity® Variable Insurance Products Fund Balanced Portfolio -
6-Month DCA Guarantee Option	Service Class 2
12-Month DCA Guarantee Option	MFS® Total Return Portfolio - S Class
PIMCO Global Multi-Asset Portfolio - Advisor Class2
Funds	AllianceBernstein Balanced Wealth Strategy Fund - Class B2
SCSM Ibbotson Growth Fund - S Class2	Universal Institutional Funds Inc. - Equity and Income
SCSM Ibbotson Balanced Fund - S Class2	Portfolio - Class II2
SCSM Ibbotson Moderate Fund - S Class2	BlackRock Global Allocation V.I. - Class 32
Huntington VA Balanced Fund4	MFS® Global Total Return Portfolio - S Class
1 Not available to Contracts purchased on or after February 17, 2009.
2 Not available for investment if you purchased your Contract through a Bank of America representative between April 25, 2005 and April 20, 2007.
3 Not available for investment to Contracts purchased on or after August 17, 2009.
4 Only available for investment to Contracts purchased through a Huntington Bank representative.

3. The following is the Build Your Portfolio model that is available for Contracts participating in SIR with a 7% bonus:

Fixed Income Funds	Select Managed Funds	Asset Allocation Funds	Core Equity Funds	Growth Equity Funds	Specialty Funds
30% to 50%	40% to 60%	10% to 30%	0% to 20%	0% to 20%	0% to 10%
Sun Capital Investment Grade Bond Fund®	PIMCO Global Multi-Asset Portfolio	AllianceBernstein Balanced Wealth Strategy Portfolio	Lord Abbett Series Fund All Value Portfolio	Franklin Small Cap Value Securities Fund	Franklin Strategic Income Securities Fund
MFS® Government Securities Portfolio	MFS® Global Total Return Portfolio	Fidelity® Variable Insurance Products Balanced Portfolio	MFS® Value Portfolio	SCSM Oppenheimer Main Street Small Cap Fund	PIMCO Emerging Markets Bond Portfolio
MFS® Bond Portfolio	SCSM Ibbotson Moderate Fund	Franklin Income Securities Fund	Van Kampen Life Investment Trust Comstock Portfolio	Oppenheimer Capital Appreciation Fund/VA	Sun Capital Global Real Estate Fund
Huntington VA Mortgage Securities Fund1	SCSM Ibbotson Balanced Fund	MFS® Total Return Portfolio	Mutual Shares Securities Fund	Lord Abbett Series Fund Growth Opportunities Portfolio	PIMCO CommodityRealReturnTM Strategy Portfolio
Sun Capital Money Market Fund®		Universal Institutional Funds Inc. - Equity and Income Portfolio	MFS® Utilities Portfolio	MFS® International Value Portfolio	MFS® Emerging Markets Equity Portfolio
SCSM Goldman Sachs Short Duration Fund		Fidelity® Variable Insurance Products Fund Freedom 2015 Portfolio	MFS® Core Equity Portfolio	MFS® Research International Portfolio	SCSM PIMCO High Yield Fund
SCSM PIMCO Total Return Fund		Fidelity® Variable Insurance Products Fund Freedom 2020 Portfolio	SCSM Davis Venture Value Fund	Templeton Growth Securities Fund	Lazard Retirement Emerging Markets Equity Portfolio
SCSM BlackRock Inflation Protected Bond Fund		SCSM Ibbotson Growth Fund	Huntington VA Dividend Capture Fund1	First Eagle Overseas Variable Fund	Huntington VA Rotating Markets Fund1
		BlackRock Global Allocation V.I. Fund	Huntington VA Income Equity Fund1	Oppenheimer Global Securities Fund/VA	Huntington VA Real Strategies Fund1
		Huntington VA Balanced Fund1	SCSM Lord Abbett Growth & Income Fund	Columbia Marsico International Opportunities Fund, Variable Series
			SCSM Goldman Sachs Mid Cap Value Fund	Fidelity® Variable Insurance Products Fund Mid Cap Portfolio
			SCSM Oppenheimer Large Cap Core Fund	MFS® International Growth Portfolio
SCSM WMC Large Cap Growth Fund
Columbia Marsico Growth Fund, Variable Series
Columbia Marsico 21st Century Fund, Variable Series
Huntington VA Growth Fund1
Huntington VA Marco 100 Fund1
Huntington VA Mid Corp America Fund1
Huntington VA New Economy Fund1
Huntington VA International Equity Fund1
Huntington VA Situs Fund5
SCSM WMC Blue Chip Mid Cap Fund
Universal Institutional Funds Inc. - Mid Cap Growth Portfolio
Universal Institutional Funds Inc. - Mid Cap Value Portfolio
AllianceBernstein International Growth Portfolio
Fidelity® Variable Insurance Products Fund Contrafund® Portfolio
SCSM AllianceBernstein International Value Fund
SCSM Dreman Small Cap Value Fund
SCSM AIM Small Cap Growth Fund

1 Only available if you purchased your Contract through a Huntington Bank representative.

Other Build Your Portfolio models are available for Contracts participating in a living benefit other than SIR with a 7% bonus.  Consult your Prospectus (particularly in the Prospectus Appendix entitled “Build Your Portfolio”) for the model that applies to your Contract